

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 1, 2017

Joseph Chen
Chief Executive Officer
Renren Inc.
5/F, North Wing
18 Jiuxianqiao Middle Road
Chaoyang District, Beijing 100016
People's Republic of China

> **Re:** **Renren Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Response dated December 23, 2016**
> **Form 6-K**
> **Furnished December 22, 2016**
> **File No. 001-35147**

Dear Mr. Chen:

We have reviewed your December 23, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 23, 2016 letter.

General

1. We are unable to agree that there is no "sale" under the Securities Act when Renren declares and distributes the dividend of non-transferable rights to acquire shares of SpinCo to its shareholders since shareholders that are not "accredited investors" under the Securities Act and "qualified purchasers" under the Investment Company Act are unable to exercise these rights and retain an interest in SpinCo, even if they wish to do so. Given these facts, we believe that your proposed transaction needs to be registered under the Securities Act.

<u>Form 6-K Furnished December 22, 2016</u>

2.   We note that the preliminary non-binding proposal values SpinCo at "US$500 million, net of debt." Please explain how you determined the fair value of SpinCo. Provide us with your calculation and the estimated fair value of the investments that will be transferred to SpinCo. In addition, due to the spin-off and significance, please tell us your consideration of using the fair value option for your equity method investments. We refer you to ASC 825-10-15.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or Barbara Jacobs, Assistant Director at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services

cc: Will H. Cai, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP